April 25, 2014

Via EDGAR

Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	American Realty Capital Healthcare Trust, Inc. Schedule TO-I Filed April 7, 2014 File No. 005-87382

Dear Ms. Duru:

I am writing in response to your letter, dated April 11, 2014, regarding the staff’s review on behalf of the U.S. Securities and Exchange Commission (the “Commission”) of the Schedule TO of the above referenced company (the “Company”). The staff’s comments, as included in that letter, are repeated below in bold type, followed by the Company’s responses. Concurrently with the filing of this letter, the Company filed Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which includes an amendment to the Offer to Purchase (the “Amendment to the Offer to Purchase”), filed as exhibit (a)(xi) to the Schedule TO, and an amendment to the Letter of Transmittal (the “Amendment to the Letter of Transmittal”), filed as exhibit (a)(xii) to the Schedule TO, that reflect changes in response to the staff’s comments.

Schedule TO

Item 10

1.	We note the disclosure that Item 10 is not applicable; however, we also note that the offer is subject to a financing condition (i.e., the Credit Facility Condition). As such, it does not appear that you fit within the safe harbor outlined in Instruction 2 to Item 10 of Schedule TO. Please revise to include the information required by Item 10 to Schedule TO or advise us as to why this is not necessary. See Instruction 2 to Item 10 of Schedule TO.

Mellissa Campbell Duru
Special Counsel
April 25, 2014

The Company informs the staff that the Credit Facility Condition has been satisfied. Please see the Amendment to the Offer to Purchase, which removes unnecessary references to the Credit Facility Condition, and the press release filed as exhibit (a)(xiii) to the Schedule TO, which announces the satisfaction of the Credit Facility Condition. Accordingly, the Company believes that it now fits within the safe harbor outlined in Instruction 2 to Item 10 of Schedule TO because (a) the consideration offered consists solely of cash; (b) the offer is no longer subject to any financing condition; and (c) the Company is a public reporting company under Section 13(a) of the Securities Exchange Act of 1934 that files reports electronically on EDGAR. Therefore, the Company believes that the disclosure required by Item 10 is not applicable.

The Company notes that its counsel discussed the above response with Ms. Michele Anderson of the staff on April 14, 2014.

Offer to Purchase

2.	We note the Credit Facility Condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

The Company acknowledges the staff’s comment and informs the staff that the Credit Facility Condition has been satisfied. Please see the Amendment to the Offer to Purchase, which removes unnecessary references to the Credit Facility Condition, and the press release filed as exhibit (a)(xiii) to the Schedule TO, which announces the satisfaction of the Credit Facility Condition. In accordance with the staff’s comment, the Company has filed Amendment No. 1 to disclose the satisfaction of the Credit Facility Condition and confirms that five business days will remain in the offer.

If I tender my Shares, when will I be paid for my Shares, page 5

3.	We note that the company does not expect to begin paying for tendered Shares until “at least five business days after the Expiration Date.” Such timing does not appear to be consistent with the prompt payment requirements expressed in Exchange Act Rules 13e-4(f)(5) and 14e-1(c). Please revise or advise.

Mellissa Campbell Duru
Special Counsel
April 25, 2014

The Company has revised the disclosure to remove the reference of “at least five business days after the Expiration Date.” Please see the Amendment to the Offer to Purchase.

Determination of validity…, page 16

4.	We note the disclosure that the company’s determinations are final and binding. Revise to state that securityholders may challenge the company’s determinations in a court of competent jurisdiction. Please make corresponding revisions anywhere else in the offer document where this language appears.

The Company has revised the disclosure in accordance with the staff’s comment. Please see the Amendment to the Offer to Purchase and the Amendment to the Letter of Transmittal.

Conditions of the Offer, page 21

5.	Please refer to last paragraph of this section, where you state, “Our failure at any time to exercise any of the foregoing rights will not be not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.” This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding.

The Company confirms its understanding.

Source and Amounts of Funds, page 25

6.	If the company has no alternative financing plans or arrangements, please revise to state so. See Item 1007(b) of Regulation M-A.

The Company informs the staff that it has received the contemplated financing under its revolving credit facility. Please see the Amendment to the Offer to Purchase, which discloses the Company’s receipt of funds under its revolving credit facility. Accordingly, the Company believes that the disclosure required by Item 1007(b) of Regulation M-A is no longer applicable, as there are no longer any material conditions to the receipt of financing under the Company’s revolving credit facility and such financing plan will not “fall through” because the Company has received the contemplated financing.

Mellissa Campbell Duru
Special Counsel
April 25, 2014

The Company notes that its counsel discussed the above response with Ms. Michele Anderson of the staff on April 14, 2014.

Other Arrangements, page 31

  Please revise to remove the knowledge qualifiers that appear under this heading.

The Company has revised the disclosure in accordance with the staff’s comment. Please see the Amendment to the Offer to Purchase.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the Company’s counsel, Peter M. Fass at (212) 969-3445 or Michael J. Choate at (312) 962-3567, if you have any questions regarding the foregoing.  Also, please advise whether the staff has any additional comments to the Schedule TO.

Very truly yours,

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.

/s/ Thomas P. D'Arcy

Name: Thomas P. D'Arcy
Title: Chief Executive Officer